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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF AUGUST [II], 2002

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                                                       EXHIBIT 1
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[MAXCOM LOGO]


For more information contact:

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.         CITIGATE DEWE ROGERSON
Mexico City, Mexico                             New York, NY
Jose-Antonio Solbes                             Lucia Domville
(5255) 5147-1125                                (212) 419-4166
investor.relations@maxcom.com                   lucia.domville@citigatedr-ny.com



           MAXCOM TELECOMUNICACIONES REACHES 100,000 LINES IN SERVICE

Mexico City, Mexico, August 26, 2002 -- Maxcom Telecomunicaciones, S.A. de C.V., a facilities-based telecommunications provider (CLEC) using a "smart build" approach to focus on small - and medium -sized businesses and residential customers in the Mexican territory, announced today that on August 19, 2002, the Company reached 100,000 lines in service.

"Both the sales team and the operations group have achieved high productivity and efficiency standards; besides the competitive edge it gives us, allowed us to grow from 33,000 to 100,000 lines in approximately one year with a 70/30 residential to business line mix", said Rene Sagastuy, Chief Operating Officer of Maxcom.

Fulvio V. Del Valle, President and Chief Executive Officer of Maxcom mentioned:
"We have been growing continuously, on spite of the sluggish local and international economic environment"; and added: "We are currently working in consolidating our operations and future growth in Mexico City and Puebla, as well as evaluating alternatives to expand our operations to a third city. I'm confident that soon we will be announcing 150,000 lines in service".

                                      # # #

Maxcom Telecomunicaciones, S.A. de C.V, headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to small- and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in Mexico City and the City of Puebla.



           Guillermo Gonzalez Camarena # 2000, Col. Centro de Ciudad
    Santa Fe, 01210 Mexico, D.F. Tel. (5255) 5147-1125 Fax. (5255) 5147-1310
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                        By: /s/ GONZALO ALARCON ITURBIDE
                                            ----------------------------------
                                            Name:  Gonzalo Alarcon Iturbide
                                            Title: General Counsel

Date: August 28, 2002